News Release Communiqué de Presse
Exhibit 99.10
Paris, February 13, 2008

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
Fourth quarter 2007 adjusted net income1 : 3.1 billion euros
Full-year 2007 adjusted net income : 12.2 billion euros
2007 investments : 16.1 billion dollars
2007 hydrocarbon production increased by 1.5% 2 to 2,391 kboe/d
Proposed 2007 dividend of 2.07 euros per share,
a 11% increase (23% in dollars3)
Main results2-4

• Fourth quarter adjusted net income	3.1	billion euros	+14%
	4.5	billion dollars	+28%
	1.37	euros per share	+15%
	1.99	dollars per share	+29%

• 2007 adjusted net income	12.2	billion euros	-3%
	16.7	billion dollars	+6%
	5.37	euros per share	-1%
	7.35	dollars per share	+8%

• 2007 net income (Group share)	13.2	billion euros	+12%
Highlights since the start of the fourth quarter 2007

•	Upstream production rose to 2,461 kboe/d in the fourth quarter 2007
▪	Increase of 2.4% compared to the 4th quarter 2006
•	Start-ups of the Sisi-Nubi gas field in Indonesia, the Surmont field in Canada, and the distillate hydrocracker at the Dalian refinery in China

•	Extended production contract for the Bongkot field in Thailand

•	Finalized conversion of Sincor into a mixed company in Venezuela

•	Launched Angola LNG and Pazflor in Angola and the modernization program for the Port Arthur refinery in the United States

•	Divested the interest in the Milford Haven refinery and Interconnector gas pipeline in the UK and sold a 10% interest in the Joslyn project in Canada

•	Continued exploration success
▪	Discoveries on ultra-deep offshore Block 32 in Angola and MTPS in Congo

▪	Additional acreage in Chile and Yemen
•	Signed partnership agreements to study a heavy oil project in Venezuela and a nuclear power plant project in the UAE

•	Sold 0.4% of Sanofi-Aventis capital

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger.

[2]	percent changes are relative to the same period 2006.

[3]	expressed in dollars, based on 1 € = 1.45 $ on the payment date for the remainder of the dividend.

[4]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.4486 $/€ in the fourth quarter 2007, 1.2887 $/€ in the fourth quarter 2006, 1.3738 $/€ in the third quarter 2007, 1.3704 $/€ for 2007 and 1.2556 $/€ for 2006.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Board of Directors of Total, led by Chairman Thierry Desmarest, met on February 12, 2008 to review the Group’s fourth quarter 2007 accounts and to close the parent company and consolidated accounts for the year 2007.
Adjusted net income was 12,203 million euros (M€), a decrease of 3% compared to 2006.
Commenting on the results, CEO Christophe de Margerie said :
« In 2007, market conditions for the petroleum industry were generally favorable. The Brent price rose by 11%, reflecting the robust demand for oil and higher project costs. The average price for natural gas declined in 2007, notably in Northern Europe.
In the Downstream business of the petroleum chain, refining margins were higher on average compared to 2006 but very volatile. The environment for petrochemicals was favorable for the first nine months of 2007 but deteriorated quickly when naphtha prices increased sharply late in the year.
The value of the dollar fell by 8% relative to the euro.
In this context, the adjusted earnings per share expressed in dollars increased by 8% and the profitability of the business segments was 27%. The Group benefited from hydrocarbon production growth of 1.5% in 2007, which was mainly due to the ramp-up of production on the Dalia field in Angola and the successful start-ups of the major projects, Rosa in Angola and Dolphin in the Middle East. In addition, through disciplined management and continued productivity plans, the Group has been able to mitigate the still substantial impact of cost inflation.
In 2007, Total continued to strengthen the foundation for its long-term growth by investing 16.1 billion dollars. In recent months, we launched a new giant project, Pazflor in Angola, in West Africa’s prolific deep-offshore area.
Safety is a priority : over the past six years we have shown continuous improvement, and in 2007 our accident rate was reduced by 20%.
In the framework of its policy to protect the environment, Total intensified its efforts in the fight against global climate change by launching a pilot program to test promising new technology for the capture and sequestration of CO2 at our Lacq field in France.
Among its other achievements in 2007, Total signed a major agreement with Gazprom to study the development of the Shtokman field in Russia, continued to improve the competitive position of its refining and petrochemicals operations by initiating targeted actions, and made further advances in alternative energies.
Confident of our ability to implement our model of sustainable growth, we have decided to propose a 11% increase in the dividend to 2.07 euros per share at the May 16, 2008 Annual Shareholders Meeting.»
♦ ♦ ♦

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Key figures and consolidated accounts of Total5

			4Q07				2007
			vs	in millions of euros			vs
4Q07	3Q07	4Q06	4Q06	except earnings per share and number of shares	2007	2006	2006

43,185	39,430	36,433	+19%	Sales	158,752	153,802	+3%
6,701	5,770	5,454	+23%	Adjusted operating income from business segments	23,956	25,166	-5%
3,202	3,000	2,689	+19%	Adjusted net operating income from business segments	12,231	12,377	-1%
2,569	2,227	1,885	+36%	• Upstream	8,849	8,709	+2%
546	526	549	-1%	• Downstream	2,535	2,784	-9%
87	247	255	-66%	• Chemicals	847	884	-4%
3,107	3,004	2,737	+14%	Adjusted net income	12,203	12,585	-3%
1.37	1.32	1.20	+15%	Adjusted fully-diluted earnings per share (euros)	5.37	5.44	-1%
2,265.6	2,272.6	2,288.1	-1%	Fully-diluted weighted-average shares (millions)	2,274.4	2,312.3	-2%
3,600	3,121	2,225	+62%	Net income (Group share)	13,181	11,768	+12%
4,028	2,590	3,656	+10%	Investments	11,722	11,852	-1%
981	109	1,071	-8%	Divestments (at selling price)	1,556	2,278	-32%
4,160	3,549	2,123	+96%	Cash flow from operations	17,686	16,061	+10%
4,393	4,260	3,454	+27%	Adjusted cash flow from operations	17,332	16,816	+3%

			4Q07				2007
			vs	expressed in million of dollars[6]			vs
4Q07	3Q07	4Q06	4Q06	except earnings per share and number of shares	2007	2006	2006

62,558	54,169	46,951	+33%	Sales	217,554	193,114	+13%
9,707	7,927	7,029	+38%	Adjusted operating income from business segments	32,829	31,598	+4%
4,638	4,121	3,465	+34%	Adjusted net operating income from business segments	16,761	15,541	+8%
3,721	3,059	2,429	+53%	• Upstream	12,126	10,935	+11%
791	723	707	+12%	• Downstream	3,474	3,496	-1%
126	339	329	-62%	• Chemicals	1,161	1,110	+5%
4,501	4,127	3,527	+28%	Adjusted net income	16,723	15,802	+6%
1.99	1.82	1.54	+29%	Adjusted fully-diluted earnings per share (dollars)	7.35	6.83	+8%
2,265.6	2,272.6	2,288.1	-1%	Fully-diluted weighted-average shares (millions)	2,274.4	2,312.3	-2%
5,215	4,288	2,867	+82%	Net income (Group share)	18,063	14,776	+22%
5,835	3,558	4,711	+24%	Investments	16,064	14,881	+8%
1,421	150	1,380	+3%	Divestments (at selling price)	2,132	2,860	-25%
6,026	4,876	2,736	+120%	Cash flow from operations	24,237	20,166	+20%
6,364	5,852	4,451	+43%	Adjusted cash flow from operations	23,752	21,114	+12%

[5]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items affecting operating income and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are listed on page 18.

[6]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Fourth quarter 2007 results
  > Operating income
In the fourth quarter 2007, the average Brent price rose to 88.5 $/b, an increase of 48% compared to the fourth quarter 2006 and 18% compared to the third quarter 2007. The European refining margin indicator (TRCV) rose to 30.1 $/t on average over the quarter, an increase of 32% compared to the fourth quarter 2006 and 26% compared to the third quarter 2007.
Petrochemical margins in Europe were down sharply compared to the fourth quarter 2006 and third quarter 2007, mainly as a result of the rapid increase in the price of naphtha late in the year.
The euro-dollar exchange rate was 1.45 $/€ in the fourth quarter 2007 compared to 1.29 $/€ in the fourth quarter 2006 and 1.37 $/€ in the third quarter 2007.
In this context, adjusted operating income from the business segments rose to 6,701 M€, an increase of 23% compared to the fourth quarter 20067, or expressed in dollars an increase of 38%.
Adjusted net operating income from the business segments rose to 3,202 M€ from 2,689 M€ in the fourth quarter 2006, an increase of 19%. This increase, which is smaller than the percentage increase in operating income, is essentially due to a larger contribution from Upstream between the two quarters. Expressed in dollars, the adjusted net operating income from the business segments rose to 4.6 billion dollars (B$), an increase of 34% compared to the fourth quarter 2006.
  > Net income
Adjusted net income was 3,107 M€ compared to 2,737 M€ in the fourth quarter 2006, an increase of 14%. Expressed in dollars, adjusted net income increased by 28%. This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact on net income of 530 M€ in the fourth quarter 2007 and a negative impact of 436 M€ in the fourth quarter 2006.

•	Special items had a positive impact on net income of 56 M€ in the fourth quarter 2007 and were comprised mainly of gains on divestments, partially offset by impairments. In the fourth quarter 2006, special items had a negative impact on net income of 18 M€ and were comprised mainly, on one side of restructuring charges in the Chemicals segment and the Group’s share of special items recorded by Sanofi-Aventis, and on the other side of gains on asset sales.

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 93 M€ in the fourth quarter 2007 and 58 M€ in the fourth quarter 2006.
Reported net income was 3,600 M€ compared to 2,225 M€ in the fourth quarter 2006.
The effective tax rate8 for the Group increased to 59% in the fourth quarter 2007 from 57% in the fourth quarter 2006, essentially due to the larger contribution of the Upstream segment to the results.
In the fourth quarter 2007, the Group bought back 9 million of its shares for 500 M€.
Adjusted fully-diluted earnings per share, based on 2,265.6 million fully-diluted weighted-average shares increased by 15% to 1.37 euros in the fourth quarter 2007 from 1.20 euros in the fourth quarter 2006.
Expressed in dollars, adjusted fully-diluted earnings per share increased by 29% to 1.99.

[7]	special items affecting operating income from the business segments had a negative impact of 35 M€ in the fourth quarter 2007; special items had no effect on operating income in the fourth quarter 2006; special items are detailed on page 18.

[8]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
  > Investments – divestments
Investments were 4,028 M€ in the fourth quarter 2007 compared to 3,656 M€ in the fourth quarter 20069.
Divestments in the fourth quarter 2007 were 981 M€ and included the sale of the Group’s interests in the Interconnector gas pipeline and the Milford Haven refinery in the United Kingdom as well as the sale of some Sanofi-Aventis shares.
Expressed in dollars, investments were 5.8 B$.
Net investments were 4.4 B$in the fourth quarter 2007.
  > Cash flow
Cash flow from operations was 4,160 M€ in the fourth quarter 2007, an increase of 96% compared to the fourth quarter 200610.
Adjusted cash flow11 was 4,393 M€, an increase of 27%10.
Expressed in dollars, adjusted cash flow was 6.4 B$, an increase of 43%.
Net cash flow12 was a positive 1,113 M€ in the fourth quarter compared to a negative 462 M€ in the fourth quarter 2006. Expressed in dollars, the Group’s net cash flow was 1.6 B$ in the fourth quarter 2007.

[9]	there were no acquisitions in the fourth quarter 2007 ; in the fourth quarter 2006 acquisitions were 302 M€.

[10]	excluding the impact of the fourth quarter 2006 accounting change to reintegrate into cash flow from operations certain exploration costs charged directly to expense in the amount of 264 M€ for the first nine months of 2006, the increase would have been 74%. The change in adjusted cash flow would have been 18%.

[11]	cash flow from operations at replacement cost before changes in working capital.

[12]	net cash flow = cash flow from operations + divestments – investments.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Full year 2007 results
  > Operating income
Compared to 2006, on average the oil market environment in 2007 was marked by an increase in oil prices (+11% for Brent to 72.4 $/b) and refining margins (+12% for the TRCV European refining margin indicator to 32.5 $/t).
The environment for Chemicals weakened between the two years, essentially due to the negative impact on petrochemical margins from the rapid increase in the price of naphtha late in 2007.
The euro-dollar exchange rate was 1.37 $/€ in 2007 compared to 1.26 $/€ in 2006, representing an 8% decline in the value of the dollar.
In this context, the adjusted operating income from the business segments was 23,956 M€, a decrease of 5% compared to 200613. Expressed in dollars, adjusted operating income from the business segments increased by 4%.
Adjusted net operating income from the business segments was 12,231 M€ compared to 12,377 M€ in 2006, a decrease of 1%. The lower percentage decrease relative to the decrease in adjusted operating income is partially due to an increase in the contribution from equity affiliates.
Expressed in dollars, adjusted net operating income from the business segments increased by 8% to 16.8 B$.
  > Net income
Adjusted net income declined by 3% to 12,203 M€ from 12,585 M€ in 2006. Expressed in dollars, adjusted net income increased by 6% to 16.7 B$. This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact on net income of 1,285 M€ in 2007 compared to a negative impact of 358 M€ in 2006.

•	Special items had a positive impact on net income of 11 M€ in 2007 compared to a negative impact of 150 M€ in 2006[14].

•	The Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 318 M€ in 2007 and 309 M€ in 2006.
Reported net income was 13,181 M€ in 2007 compared to 11,768 M€ in 2006.
The Group’s effective tax rate was 56% in 2007, stable compared to 2006. The Upstream segment had a comparable relative weight in the results in both years.
The Group bought back 32.4 million of its shares15 in 2007 for 1,787 M€. The number of fully-diluted shares at December 31, 2007 was 2,265.2 millions compared to 2,285.2 million at December 31, 2006. The Group continued to buy back shares in January 2008, acquiring 4.1 million shares for 211 M€.
Adjusted fully-diluted earnings per share, based on 2,274.4 million fully-diluted weighted-average shares was 5.37 euros compared to 5.44 euros in 2006, a decrease of 1%, which is a smaller decrease than shown for adjusted net income thanks to the accretive effect of the share buybacks.
Expressed in dollars, adjusted fully-diluted earnings per share increased by 8% to 7.35.

[13]	special items affecting operating income from the business segments had a negative impact of 35 M€ in 2007 and 177 M€ in 2006 ; special items are detailed on page 18.

[14]	special items are detailed on page 18.

[15]	includes 2.4 million shares purchased to cover the program of restricted share grants for employees per the Board of Directors decision on July 17, 2007.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
  > Investments — divestments
Investments were 11,722 M€ compared to 11,852 M€ in 2006. Included in the 2007 investments are 161 M€ of acquisitions related primarily to new permits16.
Divestments were 1,556 M€ in 2007 compared to 2,278 M€ in 2006. The 2007 divestments included Upstream assets in Canada, the United Kingdom and Norway and Downstream assets in the United Kingdom, as well as the progressive sale of shares representing 0.4% of Sanofi-Aventis capital in the fourth quarter for 316 M€.
Expressed in dollars, investments in 2007 increased by 8% to 16.1 billion.
Excluding acquisitions, 2007 investments were 15.8 B$ compared to 13.9 B$ in 2006.
Net investments were 13.9 B$ in 2007, a 16% increase compared to 2006.
  > Cash flow
Cash flow from operations was 17,686 M€ in 2007, a 10% increase compared to 2006.
Adjusted cash flow17 was 17,332 M€, a 3% increase compared to 2006.
Expressed in dollars, adjusted cash flow increased by 12% to 23.8 B$.
Net cash flow was 7,520 M€ in 2007 compared to 6,487 M€ in 2006. Expressed in dollars, net cash flow increased by 27% to 10.3 B$.
The net-debt-to-equity ratio was 27% at December 31, 2007 compared to 34% at December 31, 200618.

[16]	in 2006, acquisitions were 611 M€.

[17]	cash flow from operations at replacement cost before changes in working capital.

[18]	calculations shown on page 19.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Analysis of business segment results
Upstream
  > Environment — liquids and gas price realizations*

			4Q07				2007
			vs				vs
4Q07	3Q07	4Q06	4Q06		2007	2006	2006

88.5	74.7	59.6	+48%	Brent ($/b)	72.4	65.1	+11%
84.5	71.4	57.1	+48%	Average liquids price ($/b)	68.9	61.8	+11%
6.08	4.83	6.16	-1%	Average gas price ($/Mbtu)	5.40	5.91	-9%
65.7	55.4	49.6	+32%	Average hydrocarbons price ($/boe)	55.2	51.9	+6%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
The increase in Total’s average realized liquids price was in line with the increase in the Brent price in both the fourth quarter and full year 2007 compared to the same periods in 2006.
The average realized price for Total’s natural gas declined due to weakness in the UK spot price as well as the second-half 2007 ramp-up in production from Dolphin in the Middle East.
  > Production

			4Q07				2007
			vs				vs
4Q07	3Q07	4Q06	4Q06	Hydrocarbon production	2007	2006	2006

2,461	2,352	2,403	+2.4%	Combined production (kboe/d)	2,391	2,356	+1.5%
1,530	1,481	1,513	+1.1%	• Liquids (kb/d)	1,509	1,506	+0.2%
5,223	4,741	4,989	+4.7%	• Gas (Mcf/d)	4,839	4,674	+3.5%
Hydrocarbon production was 2,461 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2007 compared to 2,403 kboe/d in the fourth quarter 2006, an increase of close to 2.5% mainly as a result of :
•	+5.5% from net growth, primarily from production ramp-ups and start-ups of new projects such as Dalia, Rosa, Dolphin and Shah Deniz,

•	-0.5% from the impact of the May 2007 fire on the Nkossa platform in Congo,

•	-1.5% from the price effect[19],

•	-1% from changes in portfolio, mainly the termination of a concession in Dubai.
Excluding the price effect and changes in the portfolio, underlying production growth was 5% between the fourth quarter 2006 and the fourth quarter 2007.
For the full year 2007, hydrocarbon production was 2,391 kboe/d compared to 2,356 kboe/d in 2006, an increase of 1.5% mainly as a result of :
•	+5% from net growth, primarily from production ramp-ups and start-ups of major Total-operated projects, including Dalia, Rosa and Dolphin,

•	-0.5% from the impact of the May 2007 fire on the Nkossa platform in Congo,

•	-2% from the price effect[19], OPEC reductions and shutdowns in Nigerian delta because of security issues,

•	-1% from changes in portfolio, mainly the termination of a concession in Dubai.

[19]	impact of changing hydrocarbon prices on entitlement volumes.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
  > Year-end 2007 reserves

Reserves at December 31	2007	2006	%

Hydrocarbon reserves (Mboe)	10,449	11,120	-6%
• Liquids (Mb)	5,778	6,471	-11%
• Gas (Bcf)	25,730	25,539	+1%
Proved reserves based on SEC rules were 10,449 Mboe at December 31, 2007. At the 2007 average rate of production, the reserve life is close to 12 years.
Excluding the impact of changing year-end prices (based on Brent stable at year-end 2006 price of 58.93 $/b) and excluding acquisitions and divestments, the 2007 reserve replacement rate was 102% for the Group (consolidated subsidiaries and equity affiliates).
Based on proved reserves calculated according to SEC rules (Brent at 93.72 $/b), the 2007 reserve replacement rate20, excluding acquisitions and divestments, was 78%.
Including acquisitions and divestments (essentially the sale of 16.7% of Sincor to PDVSA), it is 23%.
At year-end 2007, Total had a solid and diversified portfolio of proved and probable reserves21 representing 20 Bboe, or more than a 20 reserve life based on the 2007 average production rate, and resources22 representing more than 40 years of production.
  > Results

			4Q07				2007
			vs				vs
4Q07	3Q07	4Q06	4Q06	in millions of euros	2007	2006	2006

5,838	4,861	4,330	+35%	Adjusted operating income*	19,514	20,307	-4%
2,569	2,227	1,885	+36%	Adjusted net operating income*	8,849	8,709	+2%
251	183	176	+43%	• Includes income from equity affiliates	810	645	+26%
2,803	1,981	2,638	+6%	Investments	8,882	9,001	-1%
324	63	523	-38%	Divestments at selling price	751	1,458	-48%
3,348	1,697	1,788	+87%	Cash flow	12,692	11,524	+10%
3,288	3,297	2,371	+39%	Adjusted cash flow	12,562	12,150	+3%

*	detail of adjustment items shown in business segment information
Adjusted net operating income for the Upstream segment was 2,569 M€ in the fourth quarter 2007 compared to 1,885 M€ in the fourth quarter 2006, an increase of 36%.
Expressed in dollars, adjusted net operating income from the Upstream segment increased by 53%, mainly due to higher hydrocarbon price realizations and the positive contribution of new 2007 production.

[20]	change in reserves excluding production i.e. (revisions + discoveries, extensions + acquisitions – divestments) / production for the period.

[21]	limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 60 $/b Brent environment, including the portion of heavy oil in the Joslyn field developed by mining.

[22]	proved and probable reserves plus potentially recoverable quantities from known accumulations (Society of Petroleum Engineers — 03/07).

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
The effective tax rate for the Upstream segment was 61% in the fourth quarter 2007 compared to 62% in the fourth quarter 2006.
For the full year 2007, adjusted net operating income from the Upstream segment was 8,849 M€ compared to 8,709 M€ in 2006, an increase of 2%.
Expressed in dollars, adjusted net operating income from the Upstream segment was 12.1 B$ in 2007, an increase of 1.2 B$ compared to 2006 that was mainly due to the positive effects of the more favorable environment (+1.1 B$) and production growth (+0.85 B$), partially offset by the impacts of increased exploration (-0.35 B$) and higher production costs (approx -0.4 B$).
Technical costs (FAS 69, consolidated subsidiaries) were 12.4 $/boe in 2007 compared to 9.9 $/boe in 2006, an increase of 2.5 $/boe essentially due to cost inflation (+1.0 $/boe), the impact of increased exploration (+0.5 $/boe) and maintenance (+0.3 $/boe) and the effect of the environment (+0.4 $/boe).
The return on average capital employed (ROACE23) for the Upstream segment was 34% in 2007 compared to 35% in 2006.

[23]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
Downstream
  > Refinery throughput

			4Q07				2007
			vs				vs
4Q07	3Q07	4Q06	4Q06	Refinery throughput (kb/d)	2007	2006	2006

2,399	2,471	2,435	-1%	Total refinery throughput*	2,413	2,454	-2%
872	915	971	-10%	• France	927	933	-1%
1,219	1,253	1,210	+1%	• Rest of Europe*	1,190	1,224	-3%
308	303	254	+21%	• Rest of world	296	297	—
				Utilization rates
87%	88%	86%		• Based on crude only	87%	88%
89%	92%	90%		• Based on crude and other feedstock*	89%	91%

*	includes share of Cepsa
In the fourth quarter 2007, the utilization rate based on crude throughput was 87% (89% based on crude and other feedstock) compared to 86% in the fourth quarter 2006 and 88% in the third quarter 2007.
Turnarounds at the Lindsey and Normandy refineries, which were started at the end of the third quarter 2007, were completed during the fourth quarter 2007, and there was also a turnaround at the Feyzin refinery in November.
In the fourth quarter 2006, there were voluntary throughput reductions due to negative distillation margins and a major turnaround of the Port Arthur cracker.
For the year 2007, the utilization rate based on crude throughput was 87% (89% based on crude and other feedstock) compared to 88% (91% based on crude and other feedstock) in 2006. Ten refineries were affected by maintenance shutdowns in 2007 compared to three in 2006. Maintenance activity in 2008 should be comparable to 2007.
  > Results

			4Q07
			vs	in millions of euros
4Q07	3Q07	4Q06	4Q06	except TRCV refining margins	2007	2006	2007 vs 2006

30.1	23.9	22.8	+32%	European refining margin indicator — TRCV ($/t)	32.5	28.9	+12%
744	566	750	-1%	Adjusted operating income*	3,287	3,644	-10%
546	526	549	-1%	Adjusted net operating income*	2,535	2,784	-9%
58	63	63	-8%	• Includes income from equity affiliates	258	269	-4%
849	381	703	+21%	Investments	1,875	1,775	+6%
317	27	275	+15%	Divestments at selling price	394	428	-8%
372	439	261	+43%	Cash flow	4,148	3,626	+14%
495	743	844	-41%	Adjusted cash flow	3,276	3,904	-16%

*	detail of adjustment items shown in business segment information
Adjusted net operating income from the Downstream segment was 546 M€ in the fourth quarter 2007 compared to 549 M€ in the fourth quarter 2006, a decrease of 1%.
The benefit of higher refining margins was mainly offset by a less favorable marketing environment and the impact of the dollar depreciating relative to the euro.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
For the full year 2007, adjusted net operating income from the Downstream segment was 2,535 M€ compared to 2,784 M€ in 2006, a decrease of 9%.
Expressed in dollars, adjusted net operating income was 3.5 B$ in 2007, stable compared to 2006.
This result reflects the impact of an overall slightly negative environment, for -0.05 B$, mainly due to weaker conditions for marketing. Cost inflation had an impact of -0.1 B$. The 2007 results were also affected by higher maintenance activity for -0.15 B$ and the positive effect of growth and productivity programs for +0.3 B$, notably the contribution from the Normandy DHC for a full year.
The ROACE for the Downstream segment was 21% in 2007 compared to 23% in 2006.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
Chemicals
  > Results

			4Q07
			vs
4Q07	3Q07	4Q06	4Q06	in millions of euros	2007	2006	2007 vs 2006

4,884	4,856	4,610	+6%	Sales	19,805	19,113	+4%
3,134	3,071	2,891	+8%	• Base chemicals	12,558	12,011	+5%
1,750	1,785	1,719	+2%	• Specialties	7,247	7,101	+2%
119	343	374	-68%	Adjusted operating income *	1,155	1,215	-5%
87	247	255	-66%	Adjusted net operating income *	847	884	-4%
-8	140	168		• Base chemicals	431	486	-11%
97	99	82	+18%	• Specialties	413	381	+8%
365	200	293	+25%	Investments	911	995	-8%
20	15	29	-31%	Divestments at selling price	83	128	-35%
518	217	725	-29%	Cash flow	1,096	972	+13%
162	300	331	-51%	Adjusted cash flow	1,093	1,220	-10%

*	detail of adjustment items shown in business segment information
Sales for the Chemicals segment were 4,884 M€ in the fourth quarter 2007 compared to 4,610 M€ in the fourth quarter 2006, an increase of 6%.
Adjusted net operating income for the Chemicals segment was 87 M€, a 66% decrease compared to the fourth quarter 2006.
The decrease was essentially due to the impact of the sharp and strong increase in the price of the raw material naphtha on petrochemical margins and the weakness of aromatics margins in the fourth quarter.
Specialties continued to benefit from global economic growth and performed well.
For the full year 2007, adjusted net operating income for the Chemicals segment was 847 M€ compared to 884 M€ in 2006, a decrease of 4%24.
Expressed in dollars, the 0.07 B$25 increase reflects the positive impact of growth and productivity programs (+0.18 B$) which was partially offset by the negative impact of the petrochemical environment (-0.11 B$), essentially linked to the weak margins in the fourth quarter 2007.
The ROACE for the Chemicals segment was 12% in 2007 compared to 13% in 2006.

[24]	a decrease of 2% excluding from the 2006 results the 18 M€ of deferred tax credits related to Arkema activities.

[25]	excludes from the 2006 results the amount of deferred tax credits related to Arkema activities.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
• TOTAL S.A. parent company accounts and proposed dividend
Net income for Total SA, the parent company, was 5,779 M€ in 2007 compared to 5,252 M€ in 2006. After reviewing the accounts, the Board of Directors decided to propose at the May 16, 2008 Annual Meeting a dividend of 2.07 euros per share for 2007, an increase of 11% compared to the previous year.
Based on 2007 adjusted net income, Total’s pay-out ratio would be 39%.
Taking into account the interim dividend of 1 euro per share paid on November 16, 2007, the remaining 1.07 euros per share would be paid on May 23, 200826.
• Summary and outlook
The ROACE for the Group was 24% in 2007 (27% for the business segments) compared to 26% and 29% respectively in 2006.
Return on equity was 31% in 2007 compared to 33% in 2006.
In Upstream, Total intends to pursue its strategy of profitable organic growth which should translate to an increase in hydrocarbon production of 4% per year on average over the period 2006 to 2010 based on a 60 $/b Brent environment27. The growth stems primarily from major Total-operated projects recently put into production (Dalia, Rosa and Dolphin) or in the development phase and generally on track. The growth is particularly sensitive to LNG, where Total’s sales28 are expected to grow by 13% per year on average over the period 2006-2010.
Total’s portfolio of projects provides strong visibility for growth beyond 2010, mainly thanks to a large and successful exploration program over the past years and to major new projects in LNG and heavy oil.
In Downstream, the Group is pursuing its strategy of consolidation and modernization of its refining activities in Europe and in the United States. In the context of increasing its exposure to growing markets, such as Asia and the Middle East, the Group is finalizing the study of the Jubail refinery project in Saudi Arabia.
In petrochemicals, Total maintains its objective to concentrate its activities on large integrated platforms in Europe and the United States while developing growth projects based on ethane feedstocks in Qatar and Algeria.
Implementing the Group’s growth strategy calls for a sustained investment program. The 2008 Capex budget is approximately 19 B$29, 75% of it for the Upstream segment.
In parallel with the investment program, Total plans to continue to optimize its asset portfolio, notably through the progressive divestment of its shareholding in Sanofi-Aventis which began in the fourth quarter of 2007.
The Group maintains its net-debt-to-equity ratio around its target range of 25-30%.
In addition, Total expects to pursue a policy of competitive dividend growth relative to the other major oil companies.
Significant events expected in 2008 include the ramp up in production from Dolphin in Qatar and the start up of production from several Upstream projects, such as Jura in the United Kingdom and Moho Bilondo in Congo. These projects set the stage for the Group to report significant production growth in 2008.
Since the start of 2008, European refining margins have been under pressure and the environment for petrochemicals has been generally unfavorable. In contrast, the price of Brent crude has stabilized at a high level, around 90 $/b, after hitting a record high of nearly 100 $/b at the beginning of 2008.
♦ ♦ ♦

[26]	in accordance with the new calendar established for stock-related events by Euronext Paris on November 26, 2007, the payment date for the remainder of the 2007 dividend will be May 20, 2008.

[27]	excluding the effect of portfolio changes.

[28]	sales, Group share, excluding trading.

[29]	including net investments in equity affiliates and non-consolidated companies, excluding acquisitions and based on 1 € = 1.50 $.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
To listen to the presentation to financial analysts by Christophe de Margerie today at 11:00 (Paris time) please log on to www.total.com or call +44 (0)203 043 2440 in Europe or +1 866 907 5925 in the US (access code : Total). For a replay, please consult the website or call +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 213 598).
To listen to the presentation in London tomorrow at 12:30 (London time) please log on to www.total.com or call +44 (0)161 601 8920 in Europe or +1 866 907 5924 in the US (access code : Total). For a replay, please consult the website or call +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 213 599).
This document does not constitute the Financial Report for 2007 which will be published separately, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and will be available on our web site www.total.com or upon request at the company’s headquarters.
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of the Group’s main competitors, notably from North America. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “proved and probable reserves” and “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris la Défense cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
Operating information by segment
Fourth quarter and full year 2007
● Upstream

			4Q07				2007
			vs	Combined liquids and gas			vs
4Q07	3Q07	4Q06	4Q06	production by region (kboe/d)	2007	2006	2006

680	628	752	-10%	Europe	674	728	-7%
834	811	729	+14%	Africa	806	720	+12%
15	18	28	-46%	North America	20	16	+25%
254	252	258	-2%	Far East	252	253	—
405	393	416	-3%	Middle East	390	406	-4%
244	228	211	+16%	South America	230	226	+2%
29	22	9	x3	Rest of world	19	7	x3
2,461	2,352	2,403	+2%	Total production	2,391	2,356	+2%
294	317	347	-15%	Includes equity and non-consolidated affiliates	314	341	-8%

			4Q07				2007
			vs				vs
4Q07	3Q07	4Q06	4Q06	Liquids production by region (kb/d)	2007	2006	2006

337	313	371	-9%	Europe	335	365	-8%
690	689	633	+9%	Africa	681	628	+8%
10	11	17	-41%	North America	14	7	x2
27	29	28	-4%	Far East	28	29	-3%
318	322	353	-10%	Middle East	323	351	-8%
135	107	103	+31%	South America	118	119	-1%
13	10	8	+63%	Rest of world	10	7	+43%
1,530	1,481	1,513	+1%	Total production	1,509	1,506	—
245	262	286	-14%	Includes equity and non-consolidated affiliates	263	288	-9%

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com

4Q07	3Q07	4Q06	4Q07 vs 4Q06	Gas production by region (Mcfd)	2007	2006	2007 vs 2006

1,871	1,710	2,073	-10%	Europe	1,846	1,970	-6%
746	630	510	+46%	Africa	640	486	+32%
25	32	55	-55%	North America	34	50	-32%
1,409	1,251	1,417	-1%	Far East	1,287	1,282	—
484	384	334	+45%	Middle East	368	292	+26%
602	669	598	+1%	South America	618	592	+4%
86	65	2	x43	Rest of world	46	2	x23
5,223	4,741	4,989	+5%	Total production	4,839	4,674	+4%
271	289	326	-17%	Includes equity and non-consolidated affiliates	281	285	-1%
● Downstream

4Q07	3Q07	4Q06	4Q07 vs 4Q06	Refined products sales by region (kb/d)*	2007	2006	2007 vs 2006

2,316	2,305	2,270	+2%	Europe	2,278	2,275	—
285	292	285	—	Africa	286	274	+4%
267	403	182	+47%	Americas	272	284	-4%
153	148	129	+19%	Rest of world	146	133	+10%
3,021	3,148	2,866	+5%	Total consolidated sales	2,982	2,966	+1%
890	790	862	+3%	Trading (balancing and export sales)	881	820	+7%
3,911	3,938	3,728	+5%	Total refined product sales	3,863	3,786	+2%

*	includes trading and share of Cepsa

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
Adjustment items
● Adjustments to operating income from business segments

4Q07	3Q07	4Q06	in millions of euros	2007	2006

(35)	—	—	Special items affecting operating income from the business segments	(35)	(177)
—	—	8	• Restructuring charges	—	(25)
(47)	—	(11)	• Impairments	(47)	(61)
12	—	3	• Other	12	(91)
727	210	(389)	Pre-tax inventory effect : FIFO vs. replacement cost	1,830	(314)
692	210	(389)	Total adjustments affecting operating income from the business segments	1,795	(491)
● Adjustments to net income (Group share)

4Q07	3Q07	4Q06	in millions of euros	2007	2006

56	55	(18)	Special items affecting net income (Group share)	11	(150)
—	75	(46)	• Equity share of special items recorded by Sanofi-Aventis	75	(81)
306	—	174	• Gain on asset sales	306	304
(15)	(20)	(15)	• Restructuring charges	(35)	(154)
(162)	—	(8)	• Impairments	(162)	(40)
(73)	—	(123)	• Other	(173)	(179)
(93)	(77)	(58)	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(318)	(309)
530	139	(436)	After-tax inventory effect : FIFO vs. replacement cost	1,285	(358)
493	117	(512)	Total adjustments to net income	978	(817)

*	based on Total’s participation in Sanofi-Aventis of 13.06% at 12/31/2007, 13.22% at 9/30/2007 and 13.13% at 12/31/2006

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
Net-debt-to equity ratio

in millions of euros	12/31/2007	9/30/2007	12/31/2006

Current borrowings	4,613	9,194	5,858
Net current financial assets	(1,204)	(10,870)	(3,833)
Non-current financial debt	14,876	15,103	14,174
Hedging instruments of non-current debt	(460)	(434)	(486)
Cash and cash equivalents	(5,988)	(2,812)	(2,493)
Net debt	11,837	10,181	13,220
Shareholders equity	44,858	42,818	40,321
Estimated dividend payable*	(2,397)	(906)	(2,258)
Minority interests	842	851	827
Equity	43,303	42,763	38,890
Net-debt-to-equity ratio	27.3%	23.8%	34.0%

*	based on a 2007 dividend of 2.07 €/share of 2.5 € of par value, less the amount of the interim dividend of 2,248 M€ paid in November 2007
Effective tax rates

4Q07	3Q07	4Q06	Average tax rates*	2007	2006

61.3%	59.3%	62.1%	Upstream	60.2%	61.4%
58.6%	55.1%	56.6%	Group	55.6%	55.7%

*	tax on adjusted net operating income / (adjusted net operating income — income from affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income)
2008 sensitivities*

			Impact on operating	Impact on
	Scenario	Change	income (e)	operating income (e)

€- $	1.50 $/€	+0.1 $per €	1.5 B€	0.8 B€
Brent	80 $/b	+1 $/b	0.28 B€/ 0.42 B$	0.12 B€/ 0.18 B$
European refining margins TRCV	33 $/t	+1 $/t	0.08 B€/ 0.12 B$	0.05 B€/ 0.08 B$

*	sensitivities revised once per year upon publication of the previous year fourth quarter results. The impact of the €-$ sensitivity on the operating income and the net operating income attributable to the Upstream segment are approximately 70% and 60% respectively, and the remaining impact of the €-$ sensitivity is essentially split between the Downstream and Chemicals segments.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A
Capital 5 981 907 382 euros
542 051 180 R.C.S. Nanterre
www.total.com
Return on average capital employed
● For the twelve months ended December 31, 2007

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,849	2,535	847	12,231	12,881
Capital employed at 12/31/2006*	25,543	12,384	6,920	44,847	52,263
Capital employed at 12/31/2007*	27,062	12,190	7,033	46,285	54,158
ROACE	33.6%	20.6%	12.1%	26.8%	24.2%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 176 M€ pre-tax at 12/31/2006 and 134 M€ pre-tax at 12/31/2007
● For the twelve months ended September 30, 2007

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***

Adjusted net operating income	8,165	2,538	1,015	11,718	12,434
Capital employed at 9/30/2006*	24,561	11,431	7,257	43,249	50,371
Capital employed at 9/30/2007*	26,863	11,446	7,305	45,614	53,243
ROACE	31.8%	22.2%	13.9%	26.4%	24.0%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 85 M€ pre-tax at 9/30/2006 and 139 M€ pre-tax at 9/30/2007

***	capital employed for the Group restated to include debt to represent the dividend payable approved by the Board in September 2007 (2,252M€)
● For the twelve months ended December 31, 2006

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,709	2,784	884	12,377	13,162
Capital employed at 12/31/2005*	23,522	11,421	6,885	41,828	49,341
Capital employed at 12/31/2006*	25,543	12,384	6,920	44,847	52,263
ROACE	35.5%	23.4%	12.8%	28.6%	25.9%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Arkema capital employed of 2,235 M€ at 12/31/2005 and the Toulouse-AZF provision of 133 M€ pre-tax at 12/31/2005 and 176 M€ pre-tax at 12/31/2006

Main indicators
Exhibit 99.10
     Chart updated around the middle of the month following the end of each quarter

		European refining
	€/$	margins TRCV* ($/t)	Brent ($/b)	Average liquids price** ($/b)	Average gas price ($/Mbtu)**

Fourth quarter 2007	1.45	30.1	88.5	84.5	6.08
Third quarter 2007	1.37	23.9	74.7	71.4	4.83
Second quarter 2007	1.35	42.8	68.8	65.7	4.94
First quarter 2007	1.31	33.0	57.8	55.0	5.69
Fourth quarter 2006	1.29	22.8	59.6	57.1	6.16
Third quarter 2006	1.27	28.7	69.5	65.4	5.59
Second quarter 2006	1.26	38.3	69.6	66.2	5.75
First quarter 2006	1.20	25.8	61.8	58.8	6.16
Fourth quarter 2005	1.19	45.5	56.9	54.5	5.68
Third quarter 2005	1.22	44.3	61.5	57.8	4.65
Second quarter 2005	1.26	45.0	51.6	48.0	4.39
First quarter 2005	1.31	31.7	47.6	44.1	4.40
Fourth quarter 2004	1.30	42.4	44.0	40.6	4.24
Third quarter 2004	1.22	32.9	41.5	39.5	3.54
Second quarter 2004	1.20	34.4	35.4	34.2	3.44
First quarter 2004	1.25	21.6	32.0	31.0	3.70
Fourth quarter 2003	1.19	18.9	29.4	28.4	3.46
Third quarter 2003	1.12	14.6	28.4	27.6	3.04
Second quarter 2003	1.14	17.6	26.0	25.0	3.19
First quarter 2003	1.07	32.3	31.5	30.8	3.39

*	1 $/t = 0.136 $/b

**	consolidated subsidiaries, excluding fixed margin and buy-back contracts
     Disclaimer : these data are based on Total’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(in millions of euros) (1)	2007	2007	2006

Sales	43,185	39,430	36,433
Excise taxes	(5,488)	(5,479)	(6,536)
Revenues from sales	37,697	33,951	29,897

Purchases, net of inventory variation	(24,133)	(22,580)	(18,863)
Other operating expenses	(4,563)	(4,060)	(4,613)
Exploration costs	(273)	(135)	(214)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,450)	(1,310)	(1,313)

Other income	395	123	400
Other expense	(240)	(64)	(299)

Financial interest on debt	(451)	(455)	(471)
Financial income from marketable securities and cash equivalents	289	324	375
Cost of net debt	(162)	(131)	(96)

Other financial income	151	155	141
Other financial expense	(63)	(70)	(83)
Income taxes	(4,008)	(3,185)	(3,001)
Equity in income (loss) of affiliates	348	509	344

Consolidated net income from continuing operations (Group without Arkema)	3,699	3,203	2,300
Consolidated net income from discontinued operations (Arkema)	—	—	—

Consolidated net income	3,699	3,203	2,300

Group share *	3,600	3,121	2,225
Minority interests	99	82	75

Earnings per share (euros)	1.60	1.38	0.98

Fully-diluted earnings per share (euros) **	1.59	1.37	0.97

* Adjusted net income	3,107	3,004	2,737

** Adjusted fully-diluted earnings per share (euros)	1.37	1.32	1.20

(1)	Except for earnings per share.

CONSOLIDATED STATEMENT OF INCOME
TOTAL

(in millions of euros) (1)	Year 2007	Year 2006

Sales	158,752	153,802
Excise taxes	(21,928)	(21,113)
Revenues from sales	136,824	132,689

Purchases, net of inventory variation	(87,807)	(83,334)
Other operating expenses	(17,414)	(19,536)
Exploration costs	(877)	(634)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(5,425)	(5,055)

Other income	674	789
Other expense	(470)	(703)

Financial interest on debt	(1,783)	(1,731)
Financial income from marketable securities and cash equivalents	1,244	1,367
Cost of net debt	(539)	(364)

Other financial income	643	592
Other financial expense	(274)	(277)
Income taxes	(13,575)	(13,720)
Equity in income (loss) of affiliates	1,775	1,693

Consolidated net income from continuing operations (Group without Arkema)	13,535	12,140
Consolidated net income from discontinued operations (Arkema)	—	(5)

Consolidated net income	13,535	12,135

Group share *	13,181	11,768
Minority interests	354	367

Earnings per share (euros)	5.84	5.13

Fully-diluted earnings per share (euros) **	5.80	5.09

* Adjusted net income	12,203	12,585

** Adjusted fully-diluted earnings per share (euros)	5.37	5.44

(1)	Except for earnings per share.

CONSOLIDATED BALANCE SHEET
TOTAL

	December 31,	September 30,	December 31,
	2007	2007	2006
(in millions of euros)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	4,650	4,831	4,705
Property, plant and equipment, net	41,467	42,109	40,576
Equity affiliates: investments and loans	15,280	13,661	13,331
Other investments	1,291	1,343	1,250
Hedging instruments of non-current financial debt	460	434	486
Other non-current assets	2,155	1,756	2,088

Total non-current assets	65,303	64,134	62,436

Current assets
Inventories, net	13,851	12,580	11,746
Accounts receivable, net	19,129	18,200	17,393
Other current assets	8,006	7,142	7,247
Current financial assets	1,264	11,072	3,908
Cash and cash equivalents	5,988	2,812	2,493

Total current assets	48,238	51,806	42,787

Total assets	113,541	115,940	105,223

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,989	5,987	6,064
Paid-in surplus and retained earnings	48,797	45,052	41,460
Currency translation adjustment	(4,396)	(3,161)	(1,383)
Treasury shares	(5,532)	(5,060)	(5,820)

Total shareholders’ equity — Group share	44,858	42,818	40,321

Minority interests	842	851	827

Total shareholders’ equity	45,700	43,669	41,148

Non-current liabilities
Deferred income taxes	7,933	7,555	7,139
Employee benefits	2,527	2,813	2,773
Other non-current liabilities	6,843	6,295	6,467

Total non-current liabilities	17,303	16,663	16,379

Non-current financial debt	14,876	15,103	14,174

Current liabilities
Accounts payable	18,183	14,841	15,080
Other creditors and accrued liabilities	12,806	16,268	12,509
Current borrowings	4,613	9,194	5,858
Other current financial liabilities	60	202	75

Total current liabilities	35,662	40,505	33,522

Total liabilities and shareholders’ equity	113,541	115,940	105,223

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(in millions of euros)	2007	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,699	3,203	2,300
Depreciation, depletion and amortization	1,608	1,405	1,210
Non-current liabilities, valuation allowances and deferred taxes	303	235	357
Impact of coverage of pension benefit plans	—	—	(142)
(Gains) Losses on disposals of assets	(381)	(117)	(400)
Undistributed affiliates’ equity earnings	(186)	(306)	(308)
(Increase) Decrease in operating assets and liabilities	(960)	(921)	(942)
Other changes, net	77	50	48

Cash flow from operating activities	4,160	3,549	2,123

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,459)	(2,458)	(3,041)
Acquisitions of subsidiaries, net of cash acquired	—	—	(22)
Investments in equity affiliates and other securities	(164)	(40)	(202)
Increase in non-current loans	(405)	(92)	(391)

Total expenditures	(4,028)	(2,590)	(3,656)
Proceeds from disposal of intangible assets and property, plant and equipment	462	17	84
Proceeds from disposal of subsidiaries, net of cash sold	5	—	18
Proceeds from disposal of non-current investments	418	26	535
Repayment of non-current loans	96	66	434

Total divestments	981	109	1,071

Cash flow used in investing activies	(3,047)	(2,481)	(2,585)

CASH FLOW FROM / (USED IN) FINANCING ACTIVITIES

Issuance (Repayment) of shares:
- parent company’s shareholders	26	48	23
- treasury shares	(467)	(491)	(659)
- minority shareholders	4	(2)	2
Cash dividends paid to:
- parent company’s shareholders	(2,248)	—	(1,977)
- minority shareholders	(64)	(2)	(96)
Net issuance (repayment) of non-current debt	486	321	1,915
Increase (Decrease) in current borrowings	(5,018)	(143)	(5,917)
Increase (Decrease) in current financial assets and liabilities	9,749	(517)	7,295
Other changes, net	—	—	—

Cash flow from / (used in) financing activities	2,468	(785)	586

Net increase (decrease) in cash and cash equivalents	3,581	283	124
Effect of exchange rates and changes in the scope of consolidation	(405)	(329)	(206)
Cash and cash equivalents at the beginning of the period	2,812	2,858	2,575

Cash and cash equivalents at the end of the period	5,988	2,812	2,493

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL

	Year	Year
(in millions of euros)	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	13,535	12,135
Depreciation, depletion and amortization	5,946	5,555
Non-current liabilities, valuation allowances and deferred taxes	826	601
Impact of coverage of pension benefit plans	—	(179)
(Gains) Losses on disposals of assets	(639)	(789)
Undistributed affiliates’ equity earnings	(821)	(952)
(Increase) Decrease in operating assets and liabilities	(1,476)	(441)
Other changes, net	315	131

Cash flow from operating activities	17,686	16,061

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(10,549)	(9,910)
Acquisitions of subsidiaries, net of cash acquired	(20)	(127)
Investments in equity affiliates and other securities	(351)	(402)
Increase in non-current loans	(802)	(1,413)

Total expenditures	(11,722)	(11,852)
Proceeds from disposal of intangible assets and property, plant and equipment	569	413
Proceeds from disposal of subsidiaries, net of cash sold	5	18
Proceeds from disposal of non-current investments	527	699
Repayment of non-current loans	455	1,148

Total divestments	1,556	2,278

Cash flow used in investing activies	(10,166)	(9,574)

CASH FLOW FROM / (USED IN) FINANCING ACTIVITIES

Issuance (Repayment) of shares:
- parent company’s shareholders	89	511
- treasury shares	(1,526)	(3,830)
- minority shareholders	2	17
Cash dividends paid to:
- parent company’s shareholders	(4,510)	(3,999)
- minority shareholders	(228)	(326)
Net issuance (repayment) of non-current debt	3,220	3,722
Increase (Decrease) in current borrowings	(2,654)	(6)
Increase (Decrease) in current financial assets and liabilities	2,265	(3,496)
Other changes, net	—	—

Cash flow from / (used in) financing activities	(3,342)	(7,407)

Net increase (decrease) in cash and cash equivalents	4,178	(920)
Effect of exchange rates and changes in the scope of consolidation	(683)	(905)
Cash and cash equivalents at the beginning of the period	2,493	4,318

Cash and cash equivalents at the end of the period	5,988	2,493

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL

			Paid-in
			surplus and	Currency
	Common shares issued		retained	translation	Treasury shares		Shareholders’	Minority	Total
(in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	interests	equity

As of January 1, 2006	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	838	41,483

Net income 2006	—	—	11,768	—	—	—	11,768	367	12,135
Items recognized directly in equity	—	—	(37)	(2,595)	—	—	(2,632)	(44)	(2,676)
Total excluding transactions with shareholders	—	—	11,731	(2,595)	—	—	9,136	323	9,459
Four-for-one split of shares par value	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—
Spin-off of Arkema	—	—	(2,061)	(209)	—	16	(2,254)	(8)	(2,262)
Dividend paid	—	—	(3,999)	—	—	—	(3,999)	(326)	(4,325)
Issuance of common shares	12,322,769	30	469	—	—	—	499	—	499
Purchase of treasury shares	—	—	—	—	(78,220,684)	(4,095)	(4,095)	—	(4,095)
Sale of treasury shares (1)	—	—	—	—	6,997,305	232	232	—	232
Share-based payments	—	—	157	—	—	—	157	—	157
Transactions with shareholders	1,857,671,657	30	(5,434)	(209)	(173,971,375)	(3,847)	(9,460)	(334)	(9,794)
Share cancellation	(47,020,000)	(117)	(2,341)	—	47,020,000	2,458	—	—	—
As of December 31, 2006	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148

Net income 2007	—	—	13,181	—	—	—	13,181	354	13,535
Items recognized directly in equity	—	—	117	(3,013)	—	—	(2,896)	(111)	(3,007)
Total excluding transactions with shareholders	—	—	13,298	(3,013)	—	—	10,285	243	10,528
Dividend paid	—	—	(4,510)	—	—	—	(4,510)	(228)	(4,738)
Issuance of common shares	2,769,144	7	82	—	—	—	89	—	89
Purchase of treasury shares	—	—	—	—	(32,387,355)	(1,787)	(1,787)	—	(1,787)
Sale of treasury shares (1)	—	—	(77)	—	9,161,830	341	264	—	264
Share-based payments	—	—	196	—	—	—	196	—	196
Transactions with shareholders	2,769,144	7	(4,309)	—	(23,225,525)	(1,446)	(5,748)	(228)	(5,976)
Share cancellation	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—
As of December 31, 2007	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION
TOTAL

4th quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,873	32,419	4,884	9	—	43,185
Intersegment sales	5,904	1,557	363	56	(7,880)	—
Excise taxes	—	(5,488)	—	—	—	(5,488)

Revenues from sales	11,777	28,488	5,247	65	(7,880)	37,697
Operating expenses	(4,980)	(26,816)	(4,883)	(170)	7,880	(28,969)
Depreciation, depletion and amortization of tangible assets and mineral interests	(970)	(342)	(128)	(10)	—	(1,450)

Operating income	5,827	1,330	236	(115)	—	7,278
Equity in income (loss) of affiliates and other items	354	82	(54)	209	—	591
Tax on net operating income	(3,624)	(419)	(55)	33	—	(4,065)

Net operating income	2,557	993	127	127	—	3,804
Net cost of net debt						(105)
Minority interests						(99)

Net income from continuing operations						3,600
Net income from discontinued operations						—

Net income						3,600

4th quarter 2007 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(11)	629	121	—		739
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(43)	(4)	—		(47)

Operating income (1)	(11)	586	117	—		692
Equity in income (loss) of affiliates and other items (2)	(4)	34	(53)	25		2
Tax on net operating income	3	(173)	(24)	(2)		(196)

Net operating income (1)	(12)	447	40	23		498
Net cost of net debt						—
Minority interests						(5)

Net income from continuing operations						493
Net income from discontinued operations						—

Net income						493

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	578	149	—
On net operating income	—	434	101	—
(2) Of which equity share of amortization of intangible assets
related to the Sanofi-Aventis merger.	—	—	—	(93)

4th quarter 2007 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,873	32,419	4,884	9	—	43,185
Intersegment sales	5,904	1,557	363	56	(7,880)	—
Excise taxes	—	(5,488)	—	—	—	(5,488)

Revenues from sales	11,777	28,488	5,247	65	(7,880)	37,697
Operating expenses	(4,969)	(27,445)	(5,004)	(170)	7,880	(29,708)
Depreciation, depletion and amortization of tangible assets and mineral interests	(970)	(299)	(124)	(10)	—	(1,403)

Adjusted operating income	5,838	744	119	(115)	—	6,586
Equity in income (loss) of affiliates and other items	358	48	(1)	184	—	589
Tax on net operating income	(3,627)	(246)	(31)	35	—	(3,869)

Adjusted net operating income	2,569	546	87	104	—	3,306
Net cost of net debt						(105)
Minority interests						(94)

Adjusted net income from continuing operations						3,107
Adjusted net income from discontinued operations						—

Ajusted net income						3,107

4th quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,803	849	365	11		4,028
Divestments at sale price	324	317	20	320		981
Cash flow from operating activities	3,348	372	518	(78)		4,160

BUSINESS SEGMENT INFORMATION
TOTAL

3rd quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,143	30,430	4,856	1	—	39,430
Intersegment sales	5,453	1,124	326	58	(6,961)	—
Excise taxes	—	(5,479)	—	—	—	(5,479)

Revenues from sales	9,596	26,075	5,182	59	(6,961)	33,951
Operating expenses	(3,845)	(25,000)	(4,726)	(165)	6,961	(26,775)
Depreciation, depletion and amortization of tangible assets and mineral interests	(890)	(288)	(124)	(8)	—	(1,310)

Operating income	4,861	787	332	(114)	—	5,866
Equity in income (loss) of affiliates and other items	309	76	6	262	—	653
Tax on net operating income	(2,943)	(207)	(100)	12	—	(3,238)

Net operating income	2,227	656	238	160	—	3,281
Net cost of net debt						(78)
Minority interests						(82)

Net income from continuing operations						3,121
Net income from discontinued operations						—

Net income						3,121

3rd quarter 2007 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	221	(11)	—		210
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (1)	—	221	(11)	—		210
Equity in income (loss) of affiliates and other items (2)	—	(34)	(1)	(2)		(37)
Tax on net operating income	—	(57)	3	—		(54)

Net operating income (1)	—	130	(9)	(2)		119
Net cost of net debt						—
Minority interests						(2)

Net income from continuing operations						117
Net income from discontinued operations						—

Net income						117

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	221	(11)	—
On net operating income	—	150	(9)	—
(2) Of which equity share of amortization of intangible assets
related to the Sanofi-Aventis merger.	—	—	—	(77)

3rd quarter 2007 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,143	30,430	4,856	1	—	39,430
Intersegment sales	5,453	1,124	326	58	(6,961)	—
Excise taxes	—	(5,479)	—	—	—	(5,479)

Revenues from sales	9,596	26,075	5,182	59	(6,961)	33,951
Operating expenses	(3,845)	(25,221)	(4,715)	(165)	6,961	(26,985)
Depreciation, depletion and amortization of tangible assets and mineral interests	(890)	(288)	(124)	(8)	—	(1,310)

Operating income	4,861	566	343	(114)	—	5,656
Equity in income (loss) of affiliates and other items	309	110	7	264	—	690
Tax on net operating income	(2,943)	(150)	(103)	12	—	(3,184)

Net operating income	2,227	526	247	162	—	3,162
Net cost of net debt						(78)
Minority interests						(80)

Adjusted net income from continuing operations						3,004
Adjusted net income from discontinued operations						—

Ajusted net income						3,004

3rd quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,981	381	200	28		2,590
Divestments at sale price	63	27	15	4		109
Cash flow from operating activities	1,697	439	217	1,196		3,549

BUSINESS SEGMENT INFORMATION
TOTAL

4th quarter 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,960	26,861	4,610	2	—	36,433
Intersegment sales	4,982	1,044	212	50	(6,288)	—
Excise taxes	—	(6,536)	—	—	—	(6,536)

Revenues from sales	9,942	21,369	4,822	52	(6,288)	29,897
Operating expenses	(4,746)	(20,592)	(4,425)	(215)	6,288	(23,690)
Depreciation, depletion and amortization of tangible assets and mineral interests	(866)	(305)	(134)	(8)	—	(1,313)

Operating income	4,330	472	263	(171)	—	4,894
Equity in income (loss) of affiliates and other items	324	151	(177)	205	—	503
Tax on net operating income	(2,769)	(264)	(38)	14	—	(3,057)

Net operating income	1,885	359	48	48	—	2,340
Net cost of net debt						(40)
Minority interests						(75)

Net income from continuing operations						2,225
Net income from discontinued operations						—

Net income						2,225

4th quarter 2006 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(278)	(100)	(7)		(385)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(11)	—		(11)

Operating income (1)	—	(278)	(111)	(7)		(396)
Equity in income (loss) of affiliates and other items (2)	—	155	(178)	(104)		(127)
Tax on net operating income	—	(67)	82	(11)		4

Net operating income (1)	—	(190)	(207)	(122)		(519)
Net cost of net debt						—
Minority interests						7

Net income from continuing operations						(512)
Net income from discontinued operations						—
Net income						(512)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	(278)	(111)	—
On net operating income	—	(364)	(77)	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger.	—	—	—	(58)

4th quarter 2006 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,960	26,861	4,610	2	—	36,433
Intersegment sales	4,982	1,044	212	50	(6,288)	—
Excise taxes	—	(6,536)	—	—	—	(6,536)

Revenues from sales	9,942	21,369	4,822	52	(6,288)	29,897
Operating expenses	(4,746)	(20,314)	(4,325)	(208)	6,288	(23,305)
Depreciation, depletion and amortization of tangible assets and mineral interests	(866)	(305)	(123)	(8)	—	(1,302)

Adjusted operating income	4,330	750	374	(164)	—	5,290
Equity in income (loss) of affiliates and other items	324	(4)	1	309	—	630
Tax on net operating income	(2,769)	(197)	(120)	25	—	(3,061)

Adjusted net operating income	1,885	549	255	170	—	2,859
Net cost of net debt						(40)
Minority interests						(82)

Adjusted net income from continuing operations						2,737
Adjusted net income from discontinued operations						—

Ajusted net income						2,737

4th quarter 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,638	703	293	22		3,656
Divestments at sale price	523	275	29	244		1,071
Cash flow from operating activities	1,788	261	725	(651)		2,123

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)

Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,697)	(96,367)	(19,076)	(627)	27,669	(106,098)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,679)	(1,218)	(495)	(33)	—	(5,425)

Operating income	19,503	4,824	1,424	(450)	—	25,301
Equity in income (loss) of affiliates and other items	1,330	284	(11)	745	—	2,348
Tax on net operating income	(11,996)	(1,482)	(426)	128	—	(13,776)

Net operating income	8,837	3,626	987	423	—	13,873
Net cost of net debt						(338)
Minority interests						(354)

Net income from continuing operations						13,181
Net income from discontinued operations						—

Net income						13,181

Year 2007 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(11)	1,580	273	—		1,842
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(43)	(4)	—		(47)

Operating income (1)	(11)	1,537	269	—		1,795
Equity in income (loss) of affiliates and other items (2)	(4)	24	(54)	(225)		(259)
Tax on net operating income	3	(470)	(75)	(2)		(544)

Net operating income (1)	(12)	1,091	140	(227)		992
Net cost of net debt						—
Minority interests						(14)

Net income from continuing operations						978
Net income from discontinued operations						—

Net income						978

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	1,529	301	—
On net operating income	—	1,098	201	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger.	—	—	—	(318)

Year 2007 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)

Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,686)	(97,947)	(19,349)	(627)	27,669	(107,940)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,679)	(1,175)	(491)	(33)	—	(5,378)

Adjusted operating income	19,514	3,287	1,155	(450)	—	23,506
Equity in income (loss) of affiliates and other items	1,334	260	43	970	—	2,607
Tax on net operating income	(11,999)	(1,012)	(351)	130	—	(13,232)

Adjusted net operating income	8,849	2,535	847	650	—	12,881
Net cost of net debt						(338)
Minority interests						(340)

Adjusted net income from continuing operations						12,203
Adjusted net income from discontinued operations						—

Ajusted net income						12,203

Year 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	8,882	1,875	911	54		11,722
Divestments at sale price	751	394	83	328		1,556
Cash flow from operating activities	12,692	4,148	1,096	(250)		17,686

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	20,782	113,887	19,113	20	—	153,802
Intersegment sales	20,603	4,927	1,169	177	(26,876)	—
Excise taxes	—	(21,113)	—	—	—	(21,113)

Revenues from sales	41,385	97,701	20,282	197	(26,876)	132,689
Operating expenses	(17,759)	(93,209)	(18,706)	(706)	26,876	(103,504)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,319)	(1,120)	(580)	(36)	—	(5,055)

Operating income	20,307	3,372	996	(545)	—	24,130
Equity in income (loss) of affiliates and other items	1,211	384	(298)	797	—	2,094
Tax on net operating income	(12,764)	(1,125)	(191)	206	—	(13,874)

Net operating income	8,754	2,631	507	458	—	12,350
Net cost of net debt						(210)
Minority interests						(367)

Net income from continuing operations						11,773
Net income from discontinued operations						(5)

Net income						11,768

Year 2006 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(272)	(158)	(27)		(457)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(61)	—		(61)

Operating income (1)	—	(272)	(219)	(27)		(518)
Equity in income (loss) of affiliates and other items (2)	195	178	(327)	(295)		(249)
Tax on net operating income	(150)	(59)	169	(5)		(45)

Net operating income (1)	45	(153)	(377)	(327)		(812)
Net cost of net debt						—
Minority interests						14

Net income from continuing operations						(798)
Net income from discontinued operations						(19)

Net income						(817)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	(272)	(42)	—
On net operating income	—	(327)	(28)	—
(2) Of which equity share of amortization of intangible assets
related to the Sanofi-Aventis merger.	—	—	—	(311)

Year 2006 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	20,782	113,887	19,113	20	—	153,802
Intersegment sales	20,603	4,927	1,169	177	(26,876)	—
Excise taxes	—	(21,113)	—	—	—	(21,113)

Revenues from sales	41,385	97,701	20,282	197	(26,876)	132,689
Operating expenses	(17,759)	(92,937)	(18,548)	(679)	26,876	(103,047)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,319)	(1,120)	(519)	(36)	—	(4,994)

Adjusted operating income	20,307	3,644	1,215	(518)	—	24,648
Equity in income (loss) of affiliates and other items	1,016	206	29	1,092	—	2,343
Tax on net operating income	(12,614)	(1,066)	(360)	211	—	(13,829)

Adjusted net operating income	8,709	2,784	884	785	—	13,162
Net cost of net debt						(210)
Minority interests						(381)

Adjusted net income from continuing operations						12,571
Adjusted net income from discontinued operations						14

Ajusted net income						12,585

Year 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	9,001	1,775	995	81		11,852
Divestments at sale price	1,458	428	128	264		2,278
Cash flow from operating activities	11,524	3,626	972	(61)		16,061

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL

Year 2007			Consolidated
(in millions of euros)	Ajusted	Adjustments	statement of income

Sales	158,752	—	158,752
Excise taxes	(21,928)	—	(21,928)
Revenues from sales	136,824	—	136,824

Purchases, net of inventory variation	(89,688)	1,881	(87,807)
Other operating expenses	(17,375)	(39)	(17,414)
Exploration costs	(877)	—	(877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,378)	(47)	(5,425)

Other income	384	290	674
Other expense	(225)	(245)	(470)

Financial interest on debt	(1,783)	—	(1,783)
Financial income from marketable securities and cash equivalents	1,244	—	1,244
Cost of net debt	(539)	—	(539)

Other financial income	643	—	643
Other financial expense	(274)	—	(274)
Income taxes	(13,031)	(544)	(13,575)
Equity in income (loss) of affiliates	2,079	(304)	1,775

Consolidated net income from continuing operations	12,543	992	13,535
Consolidated net income from discontinued operations	—	—	—

Consolidated net income	12,543	992	13,535
Group share	12,203	978	13,181
Minority interests	340	14	354

4th quarter 2007			Consolidated
(in millions of euros)	Ajusted	Adjustments	statement of income

Sales	43,185	—	43,185
Excise taxes	(5,488)	—	(5,488)
Revenues from sales	37,697	—	37,697
Purchases, net of inventory variation	(24,911)	778	(24,133)
Other operating expenses	(4,524)	(39)	(4,563)
Exploration costs	(273)	—	(273)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,403)	(47)	(1,450)

Other income	105	290	395
Other expense	(125)	(115)	(240)

Financial interest on debt	(451)	—	(451)
Financial income from marketable securities and cash equivalents	289	—	289
Cost of net debt	(162)	—	(162)

Other financial income	151	—	151
Other financial expense	(63)	—	(63)
Income taxes	(3,812)	(196)	(4,008)
Equity in income (loss) of affiliates	521	(173)	348

Consolidated net income from continuing operations	3,201	498	3,699
Consolidated net income from discontinued operations	—	—	—

Consolidated net income	3,201	498	3,699
Group share	3,107	493	3,600
Minority interests	94	5	99

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL

Year 2006			Consolidated
(in millions of euros)	Ajusted	Adjustments	statement of income

Sales	153,802	—	153,802
Excise taxes	(21,113)	—	(21,113)
Revenues from sales	132,689	—	132,689

Purchases, net of inventory variation	(83,020)	(314)	(83,334)
Other operating expenses	(19,393)	(143)	(19,536)
Exploration costs	(634)	—	(634)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,994)	(61)	(5,055)

Other income	423	366	789
Other expense	(330)	(373)	(703)

Financial interest on debt	(1,731)	—	(1,731)
Financial income from marketable securities and cash equivalents	1,367	—	1,367
Cost of net debt	(364)	—	(364)

Other financial income	592	—	592
Other financial expense	(277)	—	(277)
Income taxes	(13,675)	(45)	(13,720)
Equity in income (loss) of affiliates	1,935	(242)	1,693

Consolidated net income from continuing operations	12,952	(812)	12,140
Consolidated net income from discontinued operations	14	(19)	(5)

Consolidated net income	12,966	(831)	12,135
Group share	12,585	(817)	11,768
Minority interests	381	(14)	367

4th quarter 2006			Consolidated
(in millions of euros)	Ajusted	Adjustments	statement of income

Sales	36,433	—	36,433
Excise taxes	(6,536)	—	(6,536)
Revenues from sales	29,897	—	29,897
Purchases, net of inventory variation	(18,474)	(389)	(18,863)
Other operating expenses	(4,617)	4	(4,613)
Exploration costs	(214)	—	(214)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,302)	(11)	(1,313)

Other income	229	171	400
Other expense	(128)	(171)	(299)

Financial interest on debt	(471)	—	(471)
Financial income from marketable securities and cash equivalents	375	—	375
Cost of net debt	(96)	—	(96)

Other financial income	141	—	141
Other financial expense	(83)	—	(83)
Income taxes	(3,005)	4	(3,001)
Equity in income (loss) of affiliates	471	(127)	344

Consolidated net income from continuing operations	2,819	(519)	2,300
Consolidated net income from discontinued operations	—	—	—

Consolidated net income	2,819	(519)	2,300
Group share	2,737	(512)	2,225
Minority interests	82	(7)	75